Exhibit 99.1

Actions Semiconductor Announces Extraordinary General Meeting of Shareholders

ZHUHAI, China, November 7, 2016 – Actions Semiconductor Co., Ltd. (“Actions Semiconductor” or the “Company”) (NASDAQ: ACTS), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on December 9, 2016 at 2:00 p.m (Local Time) at 8th Floor, No.437, Ruiguang Rd., Neihu District, Taipei City, Taiwan, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”), dated September 12, 2016, among the Company and a consortium of investors (the “Buyer Consortium”), including Supernova Investment Ltd. (“Parent”) and other certain shareholders of the Company: Surrey Glory Investments Inc., Tongtong Investment Holding Co., Ltd., Perfectech Int’l Ltd, Allpremier Investment Limited, Octovest International Holding Co., Ltd., Ventus Corporation, Middlesex Holdings Corporation Inc, Rich Dragon Consultants Limited, Nutronics Technology Corporation, Uniglobe Securities Limited, New Essential Holdings Limited, Embona Holdings (Malaysia) Limited, Suffolk Dragon Ventures Ltd and Top Best Development Limited and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, a wholly owned subsidiary of Parent will merge with and into the Company, with the Company continuing as the surviving company (the “Merger”). If consummated, the Merger would result in the Company becoming a privately-held company and its American depositary shares (the “ADSs”) would no longer be listed on the NASDAQ Select Global Market and the ADS program would be terminated. The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board, approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger.

Shareholders of record as of the close of business in the Cayman Islands on November 8, 2016 will be entitled to attend and vote at the EGM and any adjournment thereof. The record date for ADS holders entitled to instruct JPMorgan Chase Bank, N.A., the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on November 8, 2016. Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (A)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov). In addition, the Company's proxy materials (including the final proxy statement) will be mailed to shareholders and ADS holders.

SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from its shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the final proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the final proxy statement.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for the proxy statement and other materials that have been or will be filed with or furnished to the SEC.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai, Shenzhen, Hong Kong and Taipei. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. Actions Semiconductor does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
Eketchmere@compass-ir.com	investor.relations@actions-semi.com
+1 310-528-3031	+86-756-3392353*1018

###